CGI Group Inc.    Quarterly Report 1
 For the first quarter ended December 31, 2003

About CGI
Founded in 1976, CGI is among the largest independent information technology and business processing services firms in North America, based on its headcount. CGI and its affiliated companies employ approximately 20,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe and from centers of excellence in India. CGI’s annualized revenue run-rate is currently $2.8 billion (US$2.1 billion) and at December 31, 2003, CGI’s order backlog was $12.2 billion (US$9.3 billion). CGI’s shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices.

Stock Exchange
Toronto Stock Exchange: GIB.A
New York Stock Exchange: GIB

Shares Outstanding (as at December 31, 2003)
368,419,479 Class A subordinate shares
33,772,168 Class B shares

First Quarter Fiscal 2004 Trading History
TSX		NYSE
(CDN$)		(US$)
Open:	$7.80	Open:	$5.70
High:	$8.12	High:	$6.28
Low:	$7.11	Low:	$5.40
Close:	$8.10	Close:	$6.25
Average Daily Trading Vol.:	640,975	Average Daily Trading Vol.:	50,663

Transfer Agent
Computershare Trust Company of Canada
1-800-564-6253

Investor Relations
Julie Creed
Vice-President, Investor Relations
Telephone: (312) 201-4803
julie.creed@cgi.com

Ronald White
Director, Investor Relations
Telephone: (514) 841-3230
ronald.white@cgi.com

www.cgi.com

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2003

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and notes thereto for the three months ended December 31, 2003, and with the Management’s Discussion and Analysis of Financial Position and Results of Operations (“MD&A”) in the fiscal 2003 annual report, including the section on risks and uncertainties. The Company’s accounting policies are in accordance with Canadian generally accepted accounting principles (“GAAP”). These differ in some respects from GAAP in the United States (“US GAAP”). CGI’s financial results are reconciled to US GAAP at the end of its fiscal year, and an analysis of this reconciliation is provided in its annual report. All dollar amounts are in Canadian dollars unless otherwise indicated.

Core Business, Vision and Strategy

Headquartered in Montreal, Canada, CGI provides end-to-end information technology services (commonly referred to as IT services) and business solutions to clients worldwide, utilizing a highly customized, cost efficient system development and maintenance delivery model that combines our on-site and off-site operations through a network of state-of-the-art data centers in Canada (Montreal, Toronto and Regina), in the US (Phoenix) and in the UK (Basingstoke). We also have applications maintenance and development centers in India (Mumbai and Bangalore). More specifically, our services are generally broken down as follows:

•	Consulting—We act as a trusted advisor to our clients, providing a full range of IT and management consulting services, including IT strategic planning, business process engineering and systems architecture.
•	Systems integration—We provide implementation services covering the full scope of today’s enterprise IT environment, integrating different technologies to create IT systems that respond to clients’ strategic needs. In addition to our expertise at working with leading technologies and software applications, we provide customized application development services leveraging our ISO 9001 and CMM certified methodologies and the option of economies from offshore development.

•	Management of IT and business functions (outsourcing)—Clients delegate entire or partial responsibility of their IT or business functions to CGI in order to achieve significant savings and access the best information technology, while retaining control over strategic IT and business processing functions. These contracts, typically for five to 10 years and renewable, provide revenue visibility and support performance stability. Services provided as part of an outsourcing contract can include facilities management (data centers, call centers, network and desktop services); application maintenance and support; development and integration of new projects and applications; business processing for insurance companies, banks, investment firms and financial cooperatives, as well as pay services, document management and finance and administration services.

CGI pursues clients in certain vertical markets where we have developed specialized knowledge and understanding of the trends, unique demands or regulatory changes that are specific to operating in that industry, including financial services, utilities and telecommunications, government and healthcare, manufacturing, and in retail and distribution.

CGI’s vision is to be a world-class IT and business process outsourcing (“BPO”) leader helping our clients win and grow. Our mission is to help our clients with professional services of outstanding quality, competence and objectivity, delivering the best solutions in information technology, business processes and management to fully satisfy client objectives. We emphasize a culture of partnership, intrapreneurship and integrity and strive to be recognized by our clients, our members and our shareholders as one of the top pure players in IT and BPO services. We are achieving this vision by concentrating on our core competencies and by building critical mass predominantly in Canada, the United States and Europe to better serve our clients, both locally and internationally. In all we do, we will strive to seek the best equilibrium between our three key stakeholders, namely our clients, shareholders and members.

CGI GROUP INC.	2

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2003

CGI’s operations are managed through two lines of business (“LOB”), in addition to Corporate services, namely: Information Technology (“IT”) services and Business Process Services (“BPS”). The focus of these LOBs is as follows:

•	The IT services LOB provides a full-range of services in systems integration, consulting and outsourcing to clients located in Canada, the United States and Europe. Our professionals and facilities in India and Canada also serve US and foreign-based clients as an integral part of our offshore and near-shore delivery model.

•	The BPS LOB provides a full spectrum of business process outsourcing services to our client base. Our services include end-to-end business processing for insurance companies, banks, investment firms and financial cooperatives, as well as pay services, document management and finance and administration services.

At December 31, 2003, we employed approximately 20,000 members. We believe that our success depends on our continuing ability to attract and retain skilled technical, marketing and management personnel and believe that our strong corporate culture has been the key to our success to date.

Industry research as recent as January 2004, from industry research firms, confirms that market demand for IT and BPO is large and growing significantly. We are a dominant provider of IT and BPO services in Canada, and through a combination of organic growth and acquisitions, continue to strengthen our position in the US market. Our presence in the US market today is roughly at the same stage CGI was at several years ago in Canada. The strategy that we are pursuing is to replicate what we successfully applied in Canada, by becoming an end-to-end IT and BPO services provider in the US and a significant player for large outsourcing contracts.

CGI utilizes a four-pronged growth strategy that combines organic growth and acquisitions. The first growth driver, focused on organic growth, is comprised of systems integration and consulting contract wins, renewals and extensions, and outsourcing contracts valued under $50 million a year. This business is mainly identified and won at the local and regional level of our operations. Most organic growth to date has been in Canada, but we are growing our sales funnel of contract proposals more meaningfully in the US and internationally.

The second element of our growth strategy is the pursuit of large, new outsourcing contracts, valued at more than $50 million per year. Canada continues to offer tremendous untapped opportunities, but proposal activity is healthy across all regions.

The third and fourth drivers of our growth strategy focus on acquisitions – of smaller business units or niche players and of large companies, respectively. We identify niche company acquisitions through our strategic mapping program that systematically searches for companies that could strengthen our geographic presence, vertical market knowledge, or increase the richness of our service offerings. Currently, we are focused on acquisitions in high growth vertical areas, such as government services in the US as well as on expanding our BPO capabilities. Through large acquisitions, we are seeking targets in Europe and the US that will increase our geographical presence and critical mass, to further qualify us for larger outsourcing deals. In Canada, we will continue to be an IT domain consolidator of both small and large IT services companies. Important to this growth strategy is a disciplined approach to acquisitions, and focus on increasing shareholder value.

CGI GROUP INC.	3

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2003

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in accordance with Canadian GAAP necessarily requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to revenue, bad debts, investments, intangible assets, income taxes, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed, at the time, to be reasonable under the circumstances. A detailed review of the critical accounting policies affecting significant judgments and estimates used in the preparation of our condensed quarterly consolidated financial statements is provided in our fiscal 2003 Annual Report filed with the Securities and Exchange Commissions. Under different assumptions or conditions, the actual results will differ, potentially materially, from those previously estimated. Many of the conditions impacting these assumptions and estimates are outside of the Company’s control.

Key Performance Indicators

In our MD&A, we provide a thorough update on numerous key performance indicators that are continuously monitored and evaluated by our executive management committee. Some of these key performance indicators include revenue growth, the mix of organic growth and acquisition growth, the mix of business by client geography, the mix of revenue coming from longer-term IT and BPO outsourcing contracts and shorter-term SI&C contracts, earnings before interest, income taxes, entity subject to significant influence and discontinued operations (“EBIT”) and EBIT margins, net earnings and net earnings margins, days of sales outstanding, cash flow, return on equity, contract backlog, our pipeline of contract proposals that are under review by potential clients and contract bookings.

Bookings and Backlog

	December 31, 2003	December 31, 2002	September 30, 2003

(in '000 000 of Canadian dollars)	$	$	$
Bookings	656.1	722.6	2,252.3*
Backlog	12,207	10,661	12,252

*The outsourcing contracts extended with the BCE family in July 2003 represented $1.5 billion of our bookings in the fourth quarter of 2003 and are part of the backlog.

At December 31, 2003, our backlog of signed contracts for work that had yet to be delivered was $12.2 billion, with an average duration of 8.1 years. Our backlog, which provides good revenue visibility, represents $656.1 million in new contract wins, extensions and renewals signed in the first quarter of fiscal 2004, less adjustments and the backlog consumed during the quarter as a result of client work performed.

CGI GROUP INC.	4

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2003

Financial Review for First Quarter of 2004

	Year-over-year change	3 months ended December 31, 2003	3 months ended December 31, 2002	3 months ended September 30, 2003

(in '000 of Canadian dollars)		$	$	$
Revenue	18.9%	700,470	588,984	694,180
Costs of services, selling and administrative expenses	15.6%	579,629	501,301	572,184
Research	33.0%	6,637	4,992	6,093
Amortization	54.8%	33,996	21,957	34,838
EBIT	32.1%	80,208	60,734	81,065
EBIT %	11.7%	11.5%	10.3%	11.7%
Income taxes	20.2%	29,295	24,374	30,410
Net earnings from continuing operations	33.7%	49,493	37,020	47,984
Basic and diluted earnings per share		0.12	0.10	0.12

Revenue

Revenue in the first quarter increased 18.9% to $700.5 million from revenue of $589.0 million reported in last year’s first quarter. Year-over-year organic revenue growth in the quarter was 1.2% on a constant dollar basis and external growth was 21.7%. We calculate organic, or internal growth, as total revenue growth less revenue from acquisitions, based on the pre-acquisition normalized revenue of the acquired companies. The currency exchange rate, mainly between the Canadian and US dollar, reduced the year-over-year growth by $23.3 million, or 4.0%. The average exchange rate for the US dollar was 1.5699 for our first quarter of 2003 and was 1.3181 for the first quarter of this year.

CGI GROUP INC.	5

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2003

Contract Types	Client Geography	Targeted Verticals
A. Outsourcing 72% • IT services 53% • BPO Services 19% B. Systems integration and consulting 28%	A. Canada 79% B. US 17% C. All other regions 4%	A. Financial services 42% B. Utilities and telecommunications 24% C. Government and healthcare 14% D. Retail and distribution 12% E. Manufacturing 8%

Revenue derived from our long-term outsourcing contracts represented 72% of the total revenue in the first quarter, including approximately 53% from IT services and 19% from BPO services. Project oriented systems integration and consulting (“SI&C”) work represented 28% of our revenue. Revenue from outsourcing was proportionately down by 3%, from 75% in the fourth quarter, reflecting the increase in SI&C business as a result of the lower vacation in the quarter. Our targeted mix of revenue between outsourcing contracts and SI&C contracts is 75% and 25%, respectively.

The revenue mix based on our client’s geography did not change significantly from the previous quarter. Revenue from clients based in Canada represented 79% of total revenue; revenue from US remained the same at 17%; and clients in other regions dropped from 5% to 4% of revenue reflecting a small reduction in revenue from Europe in the quarter.

Beginning in fiscal 2004, we re-categorized the description of verticals that we target to reflect several factors, including the increasing proportion of our business coming from our work with clients in the manufacturing sector, including oil and gas exploration and production companies. We also decided to re-categorize revenue from Canada Post and Innovapost more appropriately as work derived as a result of our IT expertise in distribution, instead of utilities. Despite the re-categorization, we maintained the diversification of our revenue among the industry verticals that we target with our expertise. Revenue from clients in the financial services sector represented 42% of our revenue; while utilities and telecommunications represented 24%; government and healthcare, 14%; retail and distribution, 12%; and manufacturing, 8%.

CGI GROUP INC.	6

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2003

In the first quarter, our top five clients represented 35.7% of total revenue, compared with 33.6% in the previous quarter. Combined revenue attributable to numerous contracts from the BCE family of companies was 19.0%, compared with 16.6% in the fourth quarter.

Please see additional information that follows in the section entitled “Performance by Line of Business” in this MD&A.

Operating Expenses

The costs of services, selling and administrative expenses were $579.6 million in the first quarter or 82.7% of revenue, compared with 85.1% of revenue in the first quarter of last year and 82.4% in the fourth quarter. This decrease, as a percentage of revenue versus last year is primarily due to the improved profitability of IT services operations from synergies related to better cost management.

Research expenses of $6.6 million, or 0.9% of total revenue, were up by $1.6 million over last year’s first quarter, and in line with revenue growth. They were 0.9% of the total revenue in the last quarter.

Total amortization expenses were $34.0 million, an increase of $12.0 million from the same period a year ago, but a decrease of $0.8 million from the last quarter. Total amortization expenses include the amortization of fixed assets, contract costs related to transition costs and other intangibles and other long-term assets. The increase of total amortization compared with last year is mainly a function of the additional amortization related to assets acquired through Cognicase Inc. (“Cognicase”) and Underwriters Adjustment Bureau Ltd (“UAB”), as well as a combination of amortization of leasehold improvements of E-Commerce Place in Montreal and amortization of assets acquired to support daily operations. See Note 4 to the Consolidated Financial Statements for more details.

Earnings Before Interest, Income Taxes, Entity Subject to Significant Influence and Discontinued operations (“EBIT”)

EBIT of $80.2 million in the first quarter increased 32.1% over EBIT reported in the first quarter of fiscal 2003 and the EBIT margin increased to 11.5%. The year-over-year improvement follows the reduction in operating expenses as explained above combined with the EBIT generated from our business acquisitions. The improvement in EBIT from last year was partially offset by the amortization of assets mainly acquired through the acquisitions of Cognicase and UAB.

Income Taxes

Our effective income tax rate in the first quarter was 37.2% compared with 39.7% in last year’s first quarter and 38.9% in the fourth quarter. The year-over-year decrease is mainly a reflection of the decrease in the revised Canadian statutory tax rate. The sequential decrease is also due to the lower Canadian statutory tax rate, but was partially offset by an increase of the Ontario statutory tax rate. In future quarters, our effective income tax rate may vary based on the mix and performance of business by country or further changes in tax law.

CGI GROUP INC.	7

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2003

Net Earnings

Net earnings from continuing operations in the first quarter increased 33.7% to $49.5 million from net earnings of $37.0 million in the same quarter a year ago, and increased 3.1% from comparable net earnings of $48.0 million reported in the fourth quarter. Basic and diluted earnings per share of $0.12 for the quarter were up by $0.02 reported in last year’s first quarter, and equal to the $0.12 reported in the previous quarter. CGI’s weighted average number of shares outstanding was up 5.6% compared with the first quarter of 2003, mainly due to the issuance of shares in January 2003 for the acquisition of Cognicase and up 0.1% sequentially, mainly due to the issuance of shares following the exercise of stock options and for the acquisition of Apex Consulting Group Inc. (“Apex”).

Net earnings from Discontinued Operations

The earnings from discontinued operations in the first quarter represented a loss of $0.8 million. The earnings from the assets sold to Nexxlink on October 21, 2003 were recorded for the period between October 1 and October 21, 2003. The earnings remaining correspond to non-core operations that we are in the process of selling.

Pro Forma Net Earnings

Under our stock option plan, had compensation costs been determined using the fair value method at the day of grant for awards granted since October 1, 2001, our pro forma net earnings, basic and diluted earnings per share would have been $42.5 million and $0.11 respectively, for the three-month period ended December 31, 2003.

Performance by Line of Business

As discussed in an earlier section, we have two LOB’s: IT services and BPS. We manage our operations, evaluate each LOB’s performance and report segmented information according to this approach (see Note 6 to the Consolidated Financial Statements for the three months ended December 31, 2003). We modified our management structure in the fourth quarter of fiscal 2003 to reflect, firstly, the increasing proportion of business that we derive from BPO services coming from the acquisitions of Cognicase, UAB and INSpire and secondly, the global delivery approach that we take in delivering IT services to our clients. Each of our IT services outsourcing contracts are increasingly being delivered through a combination of business units that balance the clients’ requirements for local delivery and sales support with the economies and expertise available from our global network of centers of excellence and technology centers. The delivery of these contracts across international borders mix and match the best of CGI for our clients in delivering solutions.

CGI GROUP INC.	8

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2003

The highlights for each segment in the first quarter are detailed below.

	3 months ended December 31, 2003	3 months ended December 31, 2002	3 months ended September 30, 2003

(in '000 of Canadian dollars)	$	$	$
Revenue
IT services	563,466	484,777	552,240
BPS	137,004	104,207	141,940

Total revenue	700,470	588,984	694,180

Earnings before interest, income taxes, entity subject to significant influence and discontinued operations ("EBIT")
IT services	85,688	56,749	82,983
BPS	15,764	17,080	17,984
Corporate expenses and programs	(21,244)	(13,095)	(19,902)

Total EBIT	80,208	60,734	81,065

IT Services LOB

In the first quarter, revenue derived from the delivery of IT services was up 16.2% over last year’s first quarter. On a constant dollar basis, the year-over-year external growth was 17.4%, mainly resulting from the acquisition of Cognicase, and internal growth was 2.1%. The growth was offset by the fluctuation of the Canadian dollar versus foreign currencies; mainly the US dollar, which negatively affected the revenue by 3.3%.

Revenue increased by 2.0% sequentially. On a constant dollar basis, the internal growth was 1.2% and the external growth was 1.4% resulting from the acquisition of Apex and from an increase in Cognicase revenue due to seasonality. The growth was partially offset from the fluctuation of foreign currencies with the Canadian currency, mainly the US dollar, which impacted revenue negatively by 0.6%.

The IT services LOB reported an EBIT of $85.7 million for the quarter, up 51.0% year over year and up 3.3% sequentially. The year-over-year improvement resulted from a combination of synergies realized from our growth in Canada and in the US, a continuation of the positive turnaround of our US and European operations following a successful restructuring last year, and from synergies generated following the acquisition of Cognicase.

The improvement in profitability versus the fourth quarter of $2.7 million resulted mainly from the growth in the revenue this quarter and the better utilization of our resources.

CGI GROUP INC.	9

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2003

BPS LOB

Revenue derived from the delivery of business process outsourcing services was up 31.5% from last year’s first quarter. On a constant dollar basis, our external growth of 41.6% and negative internal growth of 3.0%, were offset by a negative currency impact of approximately 7.1%. The external growth represents our acquisitions of UAB, Cognicase and the assets of INSpire. The negative organic growth mainly reflects a non-recurring one-time recovery fee which we realized in the first quarter of 2003.

Revenue was down 3.5% sequentially, mainly as a result of a drop in the volume of transactions processed by two small units in the financial services sector.

The BPS LOB reported an EBIT of $15.8 million, down 7.7% year-over-year and down 12.3% sequentially. The EBIT margin was 11.5% for the quarter, down from 12.7% in the previous quarter and from 16.4% in the same quarter a year ago. The decline in EBIT resulted from a softness for some of our services in the US and the impact of a one-time item in our Canadian activities.

Liquidity and Capital Resources

We finance the growth of our business through cash flows from operations combined with the issuance of debt, borrowing under our existing credit facilities and/or the issuance of equity. One of our primary financial goals is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.

At December 31, 2003, cash and cash equivalents were $96.5 million, an increase of $13.0 million from September 30, 2003.

CGI GROUP INC.	10

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2003

	3 months ended December 31, 2003	3 months ended December 31, 2002	3 months ended September 30, 2003

(in '000 of Canadian dollars)	$	$	$
Net earnings from continuing operations	49,493	37,020	47,984
Adjustments for:
Amortization expenses	41,047	29,052	41,622
Deferred credits and other long-term liabilities	(5,711)	(7,626)	(3,675)
Future income taxes	9,883	7,839	25,373
Foreign exchange loss	1,806	487	1,475
Entity subject to significant influence	(38)	--	(295)
Net change in non-cash working capital items	(2,477)	(36,640)	(9,813)

Cash provided by continuing operating activities	94,003	30,132	102,671
Cash used in continuing investing activities	(46,807)	(63,154)	(75,037)
Cash (used) provided in continuing financing activities	(32,837)	27,256	(74,620)
Effect of rate changes on cash and cash equivalents of continuing operations	(1,694)	(1,022)	1,900

Net (decrease) increase in cash and cash equivalents of continuing operations	12,665	(6,788)	(45,086)
Net cash and cash equivalents provided by discontinued operations	364	--	2,031

Cash provided by continuing operating activities generated $94.0 million in the first quarter, compared with $102.7 million in the fourth quarter of fiscal 2003. The sequential decrease primarily resulted from a decrease in the utilization of prior years available tax losses and the usage of integration provisions, which were used to reduce the current taxes payable. It was offset by an increase in the net change of non-cash working capital items of $7.3 million, from a use of $9.8 million in the fourth quarter to a use of $2.5 million in the first quarter.

The items that mostly affected the change in non-cash working capital were an increase of the prepaid expenses, a decrease of the accrued compensation and income taxes which were offset by a decrease of the accounts receivable and work in progress and an increase of accounts payable and deferred revenue. The following comments on variations are exclusive of the business acquisition components.

The decrease of the accounts receivable and work in progress as well as the increase in deferred revenue reduced the days of sales outstanding (“DSO”) from 50 to 45 days at December 31, 2003. In calculating DSO’s we subtract the deferred revenue balance and the tax credits receivable from the accounts receivable and work in progress. The decrease of the accounts receivable this quarter, of $22.2 million, was the result of a combination of the collection of a milestone payment for work previously completed and the successful resolution of a claim that went to arbitration and the receipt of some tax credit receivables.

The work in progress decreased as well, by $4.6 million, mainly due to the finalization of the billing to one of our clients, in November. Finally, the deferred revenue increased $4.5 million since the payments received in advance from clients were higher than at September 30, 2003. Deferred revenue may fluctuate from quarter-to-quarter depending on the timing of payments received from our outsourcing clients.

CGI GROUP INC.	11

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2003

The decrease of the income taxes payable caused a decrease of the net change in non-cash working capital items and was due to the payment, in the quarter, of the final remittance of the tax installments for the 2003 fiscal year. The increase in the prepaid expenses is related to the payment of our annual insurance premiums and to the purchase of some licenses. The increase in accounts payable is mostly due to an increase, caused by the seasonality, of the outstanding balances to our suppliers and of our sales taxes payable at December 31, 2003. Finally, the decrease of the accrued compensation was mostly due to the decrease of the number of payroll days outstanding between December 31, 2003 and September 30, 2003.

In general, cash flow from continuing operating activities could vary significantly from quarter to quarter depending on the timing of the receipts of various tax credit reimbursements, the conditional payment of our profit sharing plan to members if certain financial targets are met, the timing of monthly payments received from large outsourcing clients, as well as the cash requirements associated with large acquisitions and outstanding contracts.

Continuing investing activities required $46.8 million of cash in the first quarter and included the business acquisition of Apex, which was paid via the issuance of 136,112 Class A subordinate shares and a cash consideration of $1.3 million. The proceeds from the sale of subsidiaries represent the assets of Cognicase ERP, which were sold to Nexxlink Technologies Inc. (“Nexxlink”) and the divestment of the joint-venture we owned with Loto-Québec (at 49.9%), Nter Technologies Inc (“Nter”). However, we continue to deliver services in the lottery and games industry to Loto-Québec.

We also invested $13.0 million in fixed assets, $35.2 million in contract costs and $12.3 million in other intangibles and other long-term assets. The purchase of fixed assets was mostly related to the continued investment made for the leasehold improvements to our facilities in the E-Commerce Place in Montreal and to other CGI facilities for a total of $5.9 million. Also, computer equipment and furniture and office equipment purchased totaled $7.3 million. The investment in contract costs, of $35.2 million, included the capitalization of transition costs, mainly for the Alcan and Canada Post outsourcing contracts (through Innovapost) and incentives granted in the course of signing new outsourcing contracts (Alcan, Kanawha, and Robert Plan) and to some other existing clients. An important portion of the investment in other intangibles and other long-term assets is our investment in Nexxlink, for which we acquired a participation of 32% for a value of $12.7 million, as part of the agreement to sell the assets of Cognicase ERP. The remainder was comprised of software licenses purchased for our outsourcing clients and maintenance. The decrease of other intangibles and other long-term assets represents the portion of some assets that we are leasing back to Innovapost. The amount of $2.9 million is the lease payment for the period from October 1, 2003 to December 31, 2003.

The continuing financing activities cash requirements represented $32.8 million. In the first quarter, we reimbursed $30.0 million of the credit facilities. The remaining balance was related to the settlement of some purchase price balances for business acquisitions made by Cognicase before January 13, 2003, and for the normal repayment of capital leases in the quarter.

CGI GROUP INC.	12

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2003

Capital Resources*

	Total Commitment	Available at December 31, 2003	Outstanding at December 31, 2003

(in '000 of Canadian dollars)	$	$	$
Cash and cash equivalents	n/a	96,538	n/a
Unsecured committed revolving facilities	515,000	317,055	197,945**
Lines of credit (Bank of Montreal)	25,000	25,000	0
Other	2,300	2,300	0

* Excluding any existing credit facility under non-majority owned entities.
** Consists of $189.0 million of Bankers Acceptances and $8.9 million of Letters of Credit.

Our balance sheet and cash position, together with bank lines, are sufficient to support our growth strategy. At December 31, 2003, cash and cash equivalents were $96.5 million and the total credit facility available amounted to $344.4 million. Cash equivalents typically include commercial paper and term deposits as well as banker’s acceptances and bearer deposit notes issued by major Canadian banks.

Long-term debt, including current portion of long-term debt, decreased by $33.1 million to $234.9 million at December 31, 2003, compared with $268.0 million at September 30, 2003. The decrease largely reflects our repayment in the quarter of $30.0 million. At December 31, 2003 our long-term debt to shareholders’ equity ratio was 11.7%.

We have access to a $186.2 million revolving credit facility for our operating activity needs and working capital purposes and a $328.8 million three-year term revolving credit facility for the financing of acquisitions and outsourcing contracts. We also have access to a $25 million uncommitted operating facility for cash management purposes. The $186.2 million revolving credit facility, at the option of the lenders, can be renewed on an annual basis for an additional year. Otherwise, we have the option of locking the balance outstanding on this credit facility into a two-year term loan. The bank credit facility contains certain covenants, which requires us to maintain certain financial ratios. At December 31, 2003, we met these ratios.

On January 29, 2004, the Company received US$192 million from an unsecured private placement which will be accounted for as long-term debt. This new financing is bearing interest at an average rate of 4.97% and has an average maturing period of 6.4 years. We intend to use this financing to reimburse the unsecured committed revolving term facility and for general corporate purposes.

As of January 31, 2004, on a pro forma basis, our cash and credit facilities available would have been of more than $650.0 million.

We continuously review our cash management and financing strategy in order to optimize the use of funds generated from operations and could modify the current structure if we felt it was beneficial to our company. We believe that our balance sheet, cash position and bank lines

CGI GROUP INC.	13

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2003

are sufficient. If these resources need to be augmented due to the financing requirements related to new large outsourcing contracts or large acquisitions, significant additional cash requirements would likely be financed by the issuance of debt and/or equity securities.

Selected Measures of Liquidity and Capital Resources

	December 31, 2003	December 31, 2002	September 30, 2003

Working capital (in '000 of Canadian dollars)	$197,011	$182,395	$199,312
Current ratio	1.34:1	1.46:1	1.33:1
Shareholders' equity per common share (in Canadian cents)	$5.01	$4.73	$4.93
Long-term debt to equity ratio	11.7%	1.9%	13.5%
Days of sales outstanding	45	45	50

The current ratio as of December 31, 2003 of 1.34:1 demonstrates the capacity of CGI to meet its current liabilities.

The shareholders’ equity per common share, based on 402,191,647 total shares outstanding at December 31, 2003, was up compared with September 30, 2003, driven by the net earnings reported in the first quarter combined with the fact that the foreign currency translation adjustment account did not vary significantly since September 30, 2003.

Capability to Deliver Results

We believe that we have the capital resources and liquidity necessary to meet our commitments and existing obligations and to finance our operations. We also believe that we have the required non-capital resources necessary to achieve our goals for continued growth, including a strong management team with a very low historical turnover rate, sophisticated frameworks for ongoing managerial training and quality processes that help us integrate new members as part of large outsourcing contract wins or acquisitions.

Risks and Uncertainties

While we are confident about our long-term prospects, the following risks and uncertainties would affect our ability to achieve our strategic vision and objectives for growth and should be considered when evaluating our potential as an investment:

The competition for contracts—We have a disciplined approach to the management of all aspects of our business, with an increasing proportion of our operations codified under ISO 9001 certified processes and in corporate manuals. These processes were developed to help us ensure that our employees consistently deliver services according to our high standards and that they are based on strong values underlying our client-focused culture. These processes have contributed to CGI’s high contract win rate and renewal rate to date. Additionally, we have developed a deep strategic understanding of the five economic sectors we target, and this helps enhance our competitive position. CGI is the dominant provider of IT and BPO services in Canada, and through a combination of organic growth and acquisitions, we continue to strengthen our position in the US outsourcing market. We have made good progress in growing our revenue from the US and internationally over the last three years and expect this trend to continue. However, the market for new IT and BPO contracts remains very competitive and there can be no assurances that we will continue to compete successfully.

CGI GROUP INC.	14

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2003

Difficulties in executing our acquisition strategy—A significant part of our growth strategy is dependent on our ability to continue acquiring niche acquisitions to increase the breadth and depth of our service offerings as well as large acquisitions to specifically increase our critical mass in the US and Europe. We cannot, however, make any assurances that we will be able to identify any potential acquisition candidates, consummate any additional acquisitions or that any future acquisitions will be successfully integrated into our operations and provide the tangible value that had been expected. Without additional acquisitions, we are unlikely to maintain our historic or expected growth rates.

The long sales cycle for major outsourcing contracts—The average sales cycle for large outsourcing contracts typically ranges from six to 18 months, with some extending over 24 months. If current market conditions prevail or worsen, the average sales cycle could become even longer, thus affecting our ability to meet our growth targets.

Foreign currency risk—The increased international business volume could expose CGI to greater foreign currency exchange risks, which could adversely impact our operating results. We have a hedging strategy in place to protect ourselves, to the extent possible, against foreign currency exposure. Other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments.

Business mix variations—The revenue that we generate from shorter-term systems integration and consulting projects, versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations. However, our long-term goal is to generate approximately 75% of our overall revenues from long-term outsourcing contracts, thus ensuring greater revenue visibility and predictability.

The availability and cost of qualified IT professionals—The high growth of the IT industry results in strong demand for qualified individuals. Over the years, we have been able to successfully staff for our needs thanks to our solid culture, strong values and emphasis on career development, as well as performance-driven remuneration. In addition, we have implemented a comprehensive program aimed at attracting and retaining qualified and dedicated professionals and today, we believe that we are considered to be a preferred employer in the IT services industry. We also secure access to additional qualified professionals through outsourcing contract wins and business acquisitions.

The ability to successfully integrate business acquisitions and the operations of IT outsourcing clients—The integration of acquired operations has become a core competency for us as we have acquired more than 50 companies since our inception. Our disciplined approach to management, largely based on our ISO 9001 certified management frameworks, has been an important factor in the successful integration of human resources of acquired companies and the IT operations of outsourcing clients. At December 31, 2003, the vast majority of our operations had received ISO 9001 certification.

The ability to continue developing and expanding service offerings to address emerging business demands and technology trends—CGI remains at the forefront of developments in the IT services industry, thus ensuring that we can meet the evolving needs of our clients. We achieved this expertise as a result of our specialization in five targeted economic sectors; our non-exclusive commercial alliances with hardware and software vendors and strategic alliances with major partners; our development of proprietary IT solutions to meet the needs of our clients; regular training and sharing of professional expertise across our network of offices; and business acquisitions that provide specific knowledge or added geographic coverage.

CGI GROUP INC.	15

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2003

Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions—With the exception of BCE Inc., its subsidiaries and affiliates, no one company or group of related companies represents more than 10% of our total revenue.

Early termination risk—If we failed to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow. We have a strong record of successfully meeting or exceeding our clients’ needs. We take a professional approach to business, and our contracts are written to clearly identify the scope of our responsibilities and to minimize risks. In addition, a number of our outsourcing contractual agreements have change of control clauses according to which a change in control of CGI could lead to a termination of the said agreements.

Credit risk concentration with respect to trade receivables—We generate a significant portion of our revenue from the subsidiaries and affiliates of one of our large shareholders, namely BCE Inc. However, it is our belief that we are not subject to any significant credit risk, especially in view of our large and diversified client base.

Guarantees risk—In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties.

Government tax credits risk—If measures announced in the June 12, 2003 Quebec provincial budget are applied, an acquisition of control of CGI could translate into a loss of provincial tax credits related to E-Commerce Place and the Cité Multimédia in Montréal, the Carrefour de la nouvelle économie in Saguenay and the Carrefour national des nouvelles technologies de Québec.

Outlook

Our growth strategy is driven by a balanced mix of organic growth through smaller contracts and project wins, organic growth through large outsourcing contract wins, acquisitions and equity investments at the business unit level and large acquisitions.

We will continue to leverage our competitive differentiators in order to secure new IT and business process outsourcing contracts. Additionally, we are active in reviewing potential acquisition candidates to increase our critical mass in the US and Europe, and will continue to act as an IT domain consolidator in Canada. We believe that there are many acquisition opportunities available, but are committed to certain financial, operational and cultural criteria, and will not sacrifice these for short term or potential gain.

Based on information known today about current market conditions and demand, we anticipate base revenue and earnings per share growth ranging between 8% and 17% for fiscal 2004. This guidance is based on what is known today about current market conditions and the fluctuation of currency exchange rates. It excludes the impact of other acquisitions or large outsourcing contracts contributing more than $100 million per year in revenue.

CGI GROUP INC.	16

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2003

Integrity of Disclosure

CGI’s management assumes the responsibility for the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Board of Directors’ duties include the assessment of the integrity of the Company’s internal control and information system.

The Audit and Risk Management Committee of CGI is composed entirely of unrelated directors who meet the independence and experience requirements of the New York Stock Exchange and the Toronto Stock Exchange. The responsibilities of the Audit and Risk Management Committee of CGI include (a) the review of all public disclosure documents containing audited or unaudited financial information concerning CGI, (b) the review and assessment of the effectiveness of CGI’s accounting policies and practices concerning financial reporting, (c) the review and monitoring of CGI’s internal control procedures, programs and policies and assessment of the adequacy and effectiveness thereof, (d) recommendation to the Board of Directors of CGI on the appointment of external auditors, assertion of the independence thereof, review of the terms of engagement thereof and ongoing discussions therewith, (e) the review of the audit procedures, and (f) such other responsibilities usually attributed to audit committees or as directed by the Board of Directors of CGI.

Legal Proceedings

From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. The Company has no reason to believe that the disposition of any such current matters could reasonably be expected to have a material adverse impact on CGI’s financial position, results of operations, or the ability to carry on any of its business activities.

Forward-looking Statements

All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.‘s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond our control. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A in CGI Group Inc.‘s Annual Report or Form 40-F filed with the U.S. Securities and Exchange Commissions, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future growth are forward-looking statements. We disclaim any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

CGI GROUP INC.	17

Consolidated Financial Statements of CGI Group Inc.
For the three months ended December 31, 2003

Consolidated Statements of Earnings
(in thousands of Canadian dollars, except share amounts) (unaudited)

	Three months ended December 31

	2003	2002

	$	$
Revenue	700,470	588,984

Operating expenses
Costs of services, selling and administrative expenses	579,629	501,301
Research expenses	6,637	4,992
Amortization expenses (Note 4)	33,996	21,957

	620,262	528,250

Earnings before the following items:	80,208	60,734

Interest
Long-term debt	3,070	254
Other	(1,612)	(914)

	1,458	(660)

Earnings before income taxes, entity subject to significant influence
and discontinued operations	78,750	61,394
Income taxes	29,295	24,374

Earnings before entity subject to significant influence and discontinued
operations	49,455	37,020
Entity subject to significant influence	38	--

Net earnings from continuing operations	49,493	37,020
Net loss from discontinued operations (Note 5)	(752)	--

Net earnings	48,741	37,020

Weighted-average number of outstanding Class A subordinate shares and Class B shares	402,130,479	380,796,242

Basic and diluted earnings per share from continuing operations	0.12	0.10

Basic and diluted earnings per share from discontinued operations	--	--

Basic and diluted earnings per share (Note 2)	0.12	0.10

Consolidated Statements of Retained Earnings
(in thousands of Canadian dollars) (unaudited)

	Three months ended December 31

	2003	2002

	$	$
Retained earnings, beginning of period	555,310	377,944
Net earnings	48,741	37,020

Retained earnings, end of period	604,051	414,964

Consolidated Financial Statements of CGI Group Inc.
For the three months ended December 31, 2003

Consolidated Balance Sheets
(in thousands of Canadian dollars)

	As at December 31, 2003	As at September 30, 2003
	(unaudited)	(audited)

	$	$
Assets
Current assets
Cash and cash equivalents	96,538	83,509
Accounts receivable	416,145	439,535
Work in progress	117,538	122,737
Prepaid expenses and other current assets	95,655	78,183
Future income taxes	34,690	34,237
Assets of businesses held for sale	18,894	41,014

	779,460	799,215

Fixed assets	144,354	144,941
Contract costs	282,821	256,320
Other intangibles and other long-term assets	389,083	392,069
Future income taxes	22,849	22,764
Goodwill	1,368,878	1,382,548

	2,987,445	2,997,857

Liabilities
Current liabilities
Accounts payable and accrued liabilities	334,585	316,166
Accrued compensation	84,307	110,398
Deferred revenue	74,950	70,300
Income taxes	7,336	19,165
Future income taxes	54,855	47,003
Current portion of long-term debt	21,539	20,555
Liabilities of businesses held for sale	4,877	16,316

	582,449	599,903

Future income taxes	152,726	140,571
Long-term debt	213,328	247,431
Deferred credits and other long-term liabilities	23,706	29,742

	972,209	1,017,647

Shareholders' equity
Capital stock (Note 2)	1,481,917	1,480,631
Contributed surplus	5,870	5,870
Warrants and stock options (Note 2)	27,842	27,901
Retained earnings	604,051	555,310
Foreign currency translation adjustment	(104,444)	(89,502)

	2,015,236	1,980,210

	2,987,445	2,997,857

Consolidated Financial Statements of CGI Group Inc.
For the three months ended December 31, 2003

Consolidated Statements of Cash Flows
(in thousands of Canadian dollars) (unaudited)

	Three months ended December 31

	2003	2002

	$	$
Operating activities
Net earnings from continuing operations	49,493	37,020
Adjustments for:
Amortization expenses (Note 4)	41,047	29,052
Deferred credits and other long-term liabilities	(5,711)	(7,626)
Future income taxes	9,883	7,839
Foreign exchange loss	1,806	487
Entity subject to significant influence	(38)	--
Net change in non-cash working capital items	(2,477)	(36,640)

Cash provided by continuing operating activities	94,003	30,132

Investing activities
Business acquisitions (net of cash acquired) (Note 3)	(1,384)	(4,074)
Proceeds from sale of businesses (net of cash disposed) (Note 3)	12,136	--
Purchase of fixed assets	(13,038)	(23,880)
Contract costs	(35,181)	(11,553)
Increase in other intangibles and other long-term assets	(12,286)	(23,647)
Decrease in other intangibles and other long-term assets	2,946	--

Cash used for continuing investing activities	(46,807)	(63,154)

Financing activities
Net variation in credit facility	(30,000)	24,913
(Decrease) increase in other long-term debt	(3,044)	1,658
Issuance of shares	207	685

Cash (used in) provided by continuing financing activities	(32,837)	27,256

Effect of rate changes on cash and cash equivalents of continuing operations	(1,694)	(1,022)

Net increase (decrease) in cash and cash equivalents of continuing operations	12,665	(6,788)
Net cash and cash equivalents provided by discontinued operations	364	--
Cash and cash equivalents at beginning of period	83,509	104,221

Cash and cash equivalents at end of period	96,538	97,433

Interest paid	4,643	133
Income taxes paid	34,069	26,499
Issuance of Class A subordinate shares for business acquisitions (Note 3)	1,020	--

Notes to the Consolidated Financial Statements
For the three months ended December 31, 2003
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 1 — Summary of significant accounting policies

Interim Consolidated Financial Statements

The interim Consolidated Financial Statements for the three months ended December 2003 and 2002 are unaudited and include all adjustments that management of CGI Group Inc. (the “Company”) considers necessary for a fair presentation of the financial position, results of operations and cash flows.

The disclosure provided for these interim periods do not conform in all respects to the requirements of generally accepted accounting principles for the annual Consolidated Financial Statements; therefore, the interim Consolidated Financial Statements should be read in conjunction with the annual Consolidated Financial Statements of the Company for the year ended September 30, 2003. These interim Consolidated Financial Statements have been prepared using the same accounting policies and methods of their application as the annual Consolidated Financial Statements for the year ended September 30, 2003.

Certain comparative figures have been reclassified in order to conform to the current period presentation.

Recent accounting changes

The CICA issued Accounting Guideline 13, Hedging Relationships, which deals with the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting, but does not specify hedge accounting methods. This guidance is applicable to hedge relationships in effect in fiscal years beginning on or after July 1, 2003. As of December 31, 2003, the Company had done no hedge accounting.

The CICA issued Handbook Section 3063, Impairment of Long-lived Assets, which is effective for fiscal years beginning on or after April 1, 2003. This section provides guidance on recognition, measurement and disclosure related to impairment of long-lived assets. It replaces the write-down provisions in Section 3061, Property, Plant and Equipment. The adoption of this new section had no impact on the Company earnings.

Future accounting changes

The CICA issued Handbook Section 3110, Asset Retirement Obligations. The new standard focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The standard is effective for fiscal years beginning on or after January 1, 2004.

The Company is currently evaluating the impact of the adoption of this new standard and guidance, and therefore has not yet completed its assesment of the effect on the Company’s Consolidated Financial Statements.

The CICA re-issued Handbook Section 3870, Stock-based compensation and other stock-based payments. The revised standard requires to adopt fair value based method for all stock-based awards effective for fiscal years beginning on or after January 1, 2004. The Company will adopt this new standard for its fiscal year starting October 1, 2004.

Note 2 — Capital stock, stock options and warrants

Stock options — Under a Stock option compensation plan for certain employees and directors of the Company and its subsidiaries, the Board of Directors may grant, at its discretion, options to purchase company stock to certain employees and directors of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing Class A subordinate share price on the TSX preceding the date of the grant. Options generally vest one to three years from the date of grant and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.

Notes to the Consolidated Financial Statements
For the three months ended December 31, 2003
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 2 — Capital stock, stock options and warrants (continued)

The following outlines the impact and assumptions used had the Company determined compensation cost for the Company’s stock option plan using the fair value based method of accounting for awards granted since October 1, 2001:

	Three months ended December 31		Three months ended December 31

		2003		2002

	Continuing operations	Including discontinued operations	Continuing operations	Including discontinued operations

Net earnings	49,493	48,741	37,020	37,020
Adjustment to net earnings	(6,214)	(6,214)	(1,614)	(1,614)

Pro forma net earnings	43,279	42,527	35,406	35,406
Pro forma basic and diluted earnings per share	0.11	0.11	0.09	0.09

Assumptions used in the Black-Scholes option pricing model:
Dividend yield		0.0%		0.0%
Expected volatility		47.5%		53.1%
Risk free interest rate		3.91%		4.24%
Expected life (years)		5		5
Weighted-average grant date fair value ($)		3.64		3.09

The following table presents the number of all shares, stock options and warrants outstanding as at:

	December 31, 2003	September 30, 2003

Class A subordinate shares	368,419,479	368,236,503
Class B shares	33,772,168	33,772,168

Total capital stock	402,191,647	402,008,671
Number of stock options (Class A subordinate shares) - Accounted for	1,664,052	1,675,913
Number of stock options (Class A subordinate shares) - Not accounted for	25,242,763	18,783,602
Number of warrants (Class A subordinate shares) - Accounted for	5,118,210	5,118,210
Number of warrants (Class A subordinate shares and Class B shares) - Not accounted for	4,562,058	4,562,058

Number of shares reflecting the potential exercise of stock options and warrants	438,778,730	432,148,454

The Class A subordinate shares and the Class B shares changed as follows:

Three months ended December 31 2003					Twelve months ended September 30, 2003

	Class A subordinate shares		Class B shares		Class A subordinate shares		Class B shares

	Number	Carrying value	Number	Carrying value	Number	Carrying value	Number	Carrying value

$			$			$	$

Balance, beginning of period	368,236,503	1,435,763	33,772,168	44,868	339,900,257	1,278,416	40,799,774	54,205
Issued as consideration for business acquisitions (Note 3)	136,112	1,020	--	--	19,963,399	140,546	--	--
Conversion (1)	--	--	--	--	7,027,606	9,337	(7,027,606)	(9,337)
Options exercised	46,864	266	--	--	1,345,241	7,464	--	--

Balance, end of period	368,419,479	1,437,049	33,772,168	44,868	368,236,503	1,435,763	33,772,168	44,868

(1) As part of the agreement of July 24, 2003 entered into between the Majority Shareholders and BCE, 7,027,606 Class B shares were converted into an equivalent number of Class A subordinate shares.

Notes to the Consolidated Financial Statements
For the three months ended December 31, 2003
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 2 — Capital stock, stock options and warrants (continued)

The following table presents information concerning stock options and warrants accounted for:

Three months ended December 31 2003					Twelve months ended September 30, 2003

	Stock options		Warrants		Stock options		Warrants

	Number	Carrying value	Number	Carrying value	Number	Carrying value	Number	Carrying value

$			$			$	$
Balance, beginning of period	1,675,913	8,246	5,118,210	19,655	2,333,231	11,477	5,118,210	19,655
Exercised	(11,861)	(59)	--	--	(206,208)	(1,013)	--	--
Forfeited and expired (1)	--	--	--	--	(451,110)	(2,218)	--	--

Balance, end of period	1,664,052	8,187	5,118,210	19,655	1,675,913	8,246	5,118,210	19,655

(1) During the twelve months ended September 30, 2003, the Company cancelled options for an amount of $2,218,000, which have been reclassified to contributed surplus.

The following table presents information concerning all outstanding stock options granted to certain employees and directors by the Company:

Number of options	Three months ended December 31, 2003	Twelve months ended September 30, 2003

Outstanding, beginning of period	20,459,515	20,814,820
Granted	6,798,074	4,600,502
Exercised	(46,864)	(1,345,241)
Forfeited and expired	(303,910)	(3,610,566)

Outstanding, end of period	26,906,815	20,459,515

Earnings per share

The following table sets forth the computation of basic and diluted earnings per share:

Three months ended December 31				Three months ended December 31

			2003			2002

	Net earnings (numerator)	Number of shares (denominator)	Earnings per share	Net earnings (numerator)	Number of shares (denominator)	Earnings per share

	$		$	$		$
Net earnings	48,741	402,130,479	0.12	37,020	380,796,242	0.10

Dilutive options		1,436,619			1,244,276
Dilutive warrants		1,054,993			430,224

Net earnings after assumed conversions	48,741	404,622,091	0.12	37,020	382,470,742	0.10

Notes to the Consolidated Financial Statements
For the three months ended December 31, 2003
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 3 — Investments in subsidiaries and joint venture

For all business acquisitions, the Company began recording the results of operations of the acquired entities as of their respective effective acquisition dates.

During the three months ended December 31, 2003, the Company acquired all outstanding shares of Apex Consulting Group Inc. (“Apex”) for a total consideration of $2,352,000, including, acquisition cost of approximately $167,000.

The acquisition was accounted for using the purchase method. The purchase price allocation shown below is preliminary and based on Company’s best estimates. The final purchase price allocation is expected to be completed as soon as Company’s management has gathered all the significant information believed to be available and considered necessary in order to finalize this allocation.

$
Non-cash working capital items	385
Fixed assets	31
Other intangibles and other long-term assets	506
Future income taxes	(251)
Goodwill (1)	1,358

2,029
Cash position at acquisition	323

Net assets acquired	2,352

Consideration
Cash	1,165
Acquisition costs	167
Issuance of 136,112 Class A subordinate shares (2)	1,020

2,352

(1)	The entire goodwill amount is included in the IT services segment and is not deductible for tax purposes.

(2)

The value of the shares issued as consideration for thebusiness acquisition was determined using the average closing share price on the TSX over a reasonable period before and after the date the terms of the business combination were agreed to and announced.

During the three-month period ended December 31, 2003, the Company sold its interest in a joint venture at its book value for cash of $7,871,000. This transaction resulted in a net decrease of goodwill, non-cash working capital items and fixed assets of $2,416,000, $683,000 and $537,000, respectively and a net increase in cash of $3,636,000.

On October 21, 2003, the Company sold one division which was classified as discontinued operations for a total consideration of $21,000,000, which is comprise of $8,500,000 of cash, a balance of sale of $2,000,000 and $10,500,000 of note convertible into 2,500,000 shares of Nexxlink Technologies Inc (the purchaser) at $4.20 per share. On December 11, 2003, the note was converted into shares, resulting in a 32 % equity interest for the Company.

Also, during the three-month period ended December 31, 2003, the Company modified the purchase price allocations and made adjustments relating to certain businesses purchased within the last twelve months, resulting in a net decrease of goodwill and future income tax assets of $1,456,000 and $1,822,000, respectively, and a net increase of non-cash working capital items of $3,653,000 and cash consideration of $375,000.

In connection with the acquisition of Cognicase, completed during the second quarter of 2003, the Company has adopted certain plans to restructure and integrate the acquired businesses. Consequently, the Company established provisions related to leases for premises occupied by the acquired businesses, which the Company plans to vacate, as well as costs related to the planned termination of certain employees of the acquired businesses performing functions already available through its existing structure.

As of December 31, 2003, the components of the integration liabilities included in the allocation of purchase price are as follows:

	Balance remaining as at September 30, 2003	Adjustment to initial provision	Paid during the quarter ended December 31, 2003	Balance remaining as at December 31, 2003

	$	$	$	$
Consolidation and closure of facilities	41,029	853	1,654	40,228
Severance	9,580	866

	50,609	(3,207)	2,520	44,882

Notes to the Consolidated Financial Statements
For the three months ended December 31, 2003
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 4 — Amortization expenses

Three months ended December 31
	2003	2002

	$	$
Amortization of fixed assets	11,803	6,643
Amortization of contract costs related to transition costs	1,273	806
Amortization of other intangibles and other long-term assets	20,920	14,508

	33,996	21,957
Amortization of contract costs related to incentives (presented as reduction of revenue)	7,051	7,095

	41,047	29,052

Note 5 — Discontinued operations

Subsequent to the acquisition of Cognicase, the Company formally adopted a plan to divest from certain activities acquired from Cognicase which were not related to its core business. During the quarter ended December 31, 2003, two divisions were classified as discontinued operations.

One of the divisions’ activities consist mainly of sales of integrated management system software package suites (Enterprise Resource Planning or ERP) and related services targeted to municipalities, healthcare bodies as well as manufacturing and distribution companies. The other division activities consist mainly of providing installation and technical services for mid-range and micro computer systems and automated teller machines.

On October 21, 2003, the Company announced the disposal of its ERP and related services activities described above. This transaction did not result in any gain or loss for the Company. For further information see Note 3.

The following table presents summarized financial information related to these discontinued operations:

Three months ended December 31, 2003

$
Revenue	7,603

Loss before the under-noted:	(451)
Amortization expenses	(719)

Loss before income tax recovery on operating loss	(1,170)
Income tax recovery on operating loss	418

Net loss from discontinued operations	(752)

Discontinued operations are related to the IT services segment.

Notes to the Consolidated Financial Statements
For the three months ended December 31, 2003
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 6 — Segmented information

The Company has two lines of business (“LOB”) as follows: IT services and Business Process Services (“BPS”).

The focus of these lines of business is as follows:

The IT services LOB provides a full-range of IT services, including systems integration, consulting and outsourcing, to clients located in Canada, the United States and Europe.The professionnals and facilities located in India and Canada also serve the United States and foreign-based clients as an integral part of their off-shore and near-shore delivery model;

The BPS LOB provides a full spectrum of business process outsourcing services to its client base. Its services include end-to-end business processing for insurance companies, human resource and pay services, services to the banking, investment and financial cooperative clients, document management services, as well as finance and administration business process services.

The following presents information on the Company’s operations based on its management structure:

As at and for the three months ended December 31, 2003	IT services	BPS	Corporate	Total

	$	$	$	$
Revenue	563,466	137,004	--	700,470
Operating expenses before amortization expenses	449,641	116,900	19,725	586,266
Amortization expenses	28,137	4,340	1,519	33,996

Earnings before interest, income taxes, entity subject to significant
influence and discontinued operations	85,688	15,764	(21,244)	80,208

Total assets	2,278,351	495,537	213,557	2,987,445

As at and for the three months ended December 31, 2002

Revenue	484,777	104,207	--	588,984
Operating expenses before amortization expenses	409,146	84,639	12,508	506,293
Amortization expenses	18,882	2,488	587	21,957

Earnings before interest, income taxes, entity subject to significant
influence and discontinued operations	56,749	17,080	(13,095)	60,734

Total assets	1,808,475	397,642	173,174	2,379,291

Note 7 — Guarantees

In connection with the sale of certain assets, the Company has agreed to indemnify the purchasers should a claim be filed regarding tax matters or any other matters related to the previous ownership of these assets. The nature of most indemnification undertakings prevent the Company from making a reasonable estimate of the maximum potential amount the Company could be required to pay counterparties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. The Company does not expect that any sum it may have to pay in connection with these guarantees will have a material adverse effect on its Consolidated Financial Statements.

Furthermore, the Company has, in the past, guaranteed certain financial liabilities which relate to debt obligations of its senior management team who purchased the Company’s shares as part of their total compensation plan. This program has since been modified and no new guarantees have been issued. The maximum potential amount of future payments, which the Company could be required to make under these guarantees is $5,873,000 as of December 31, 2003 ($6,028,000 as of September 30, 2003).

Note 8 — Subsequent event

On January 29, 2004, the Company completed a US$192,000,000 private debt placement financing on the US market. The guaranteed senior unsecured notes ranked pari passu with the Company’s revolving credit facilities and will be accounted for as long-term debt. This private placement has a weighted average maturity of 6.4 years and a weighted average fixed coupon of 4.97%. The associated financial covenants are similar to the Company’s revolving credit facilities. The proceeds will be used to reimburse the drawn-down portion of the Company’s existing credit facilities, as well as, for general corporate purposes. This long-term debt has been designated as a natural hedge against the Company’s net US assets.